Schedule B

Owners & Executive Officers

Direct Owners (9)   **Indirect Owners (3)**

Full Name	Type of Entity	Title / Status	Date Status Acquired	Entity In Which Interest Is Owned	Ownership %	Control Person	Public Reporting Company
NHI ACQUISITION HOLDING INC.	Domestic	DIRECT OWNER	02/01/2007	INSTINET INCORPORATED	75% Or More	Y	N
INSTINET INCORPORATED	Domestic	DIRECT OWNER	06/01/2006	INSTINET HOLDINGS INCORPORATED	75% Or More	Y	N
NOMURA HOLDINGS, INC.	Foreign	DIRECT OWNER	02/01/2007	NHI ACQUISITION HOLDING INC.	75% Or More	Y	N